Exhibit 99.1

Obsidian Energy Announces 2019 Outlook and Hosts Investor Day Presentation

CALGARY, Nov. 15, 2018 /CNW/—OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces its 2019 outlook. Obsidian Energy will be hosting its Investor Day Presentation later this morning to discuss the third quarter results disclosed last week, plans for 2019, the potential of our Cardium asset base and long-term strategy.

David French, President and CEO commented, “Consistent with our approach to the fourth quarter discussed last week, our 2019 plan is modest and built in reaction to recent moves across the crude oil complex. The goal is to live within our means and drive towards meaningful exit rate growth if prices allow. We will closely monitor the cash generation of our base production and forward development inventory. As such:

•	we have poured a conservative 2019 capital program of approximately $120 million, split roughly 55 percent / 45 percent between the front half and back half of the year respectively; and

•

should we see pricing improvement toward the second half of the year, we designed our second half program to allow for an increase of $40 million of capital spend through adding two additional rigs to the Cardium program, which would bring our 2019 Total Capital spend to approximately $160 million.

Assuming a base plan of $120 million of total capital, next year’s program expects to deliver three to six percent absolute production growth year over year. Adding $40 million of capital to the second half of the year raises year over year production growth rates towards five to eight percent. The growth rates of both scenarios reflect our disciplined plan to reduce exposure to our negative cash flow legacy assets which we disclosed last week.

The backbone of our development plans will continue to be the Cardium, targeting ten percent production growth in that area. As is prudent, we will continue to closely monitor the business and have operational flexibility to match the macro environment. I look forward to speaking with the investment community later this morning to demonstrate the sound fundamentals of the underlying business, why we believe our assets are unique, and why 2019 holds promise for the Company.”

2019 Outlook

Our 2019 plans are a disciplined approach to cash flow generation, balancing profitable growth initiatives with balance sheet preservation. Obsidian Energy is rapidly building the largest inventory of drill ready primary Cardium locations in the Company’s history, which allows us to shift and increase capital as Canadian commodity price scenarios improve.

Our planned 2019 capital investment of $120 million includes $92 million of development capital associated with drilling, well licensing, lease preparation and existing wellbore optimization. Total Capital also includes $28 million of maintenance capital, corporate capital, operating cost reduction initiatives and decommissioning expenditures as part of the Alberta Energy Regulator’s Area-Based Closure initiative.

Our development capital is approximately 80 percent weighted to the Cardium. Our plans include 15 horizontal producers (gross operated wells) in Willesden Green, with seven in the first half of the year. We also expect to spend $5 million on surface lease acquisitions and minor infrastructure projects. Included in the 2019 Cardium spend is the completion costs for five 2018 Willesden Green wells not fracture simulated by the end of this year.

The remaining 20 percent of our development capital will roughly spread evenly between optimization of existing wellbores, non-operated primary drilling activity and two (gross) Deep Basin wells. The projected capital efficiency of our 2019 development capital is approximately $15,000 per boe per day, based on the 12-month forward production associated with each project.

Capital Expenditure Details

Our 2019 Total Capital Expenditure guidance of $120 million is as follows:

Capital Category	# of Wells	Net Capital
Cardium	15 Producers	$71 million
Deep Basin	2 Producers	$7 million
Non-Operated Primary Drilling	2.5 net Producers	$6 million
Existing Wellbore Optimization	>25 Projects	$8 million

Total E&D Capital Expenditures		$92 million

Maintenance, Corporate & Decommissioning Expenditures		$28 million

Total Capital Expenditures		$120 million

Second half 2019 Capital has the flexibility to be increased by approximately $40 million of Cardium development (10 gross operated wells) if the outlook for crude oil pricing improves. The decision on Total Capital spend will be made by spring break-up.

Production and Cost Guidance

2019 Annual Guidance
FY 2019 Production	28,000 to 29,000 boe per day
FY 2019 Growth Rate (1)	3% -6%
Operating Costs	$13.00 - $13.50 per boe
General & Administrative	$1.75 - $2.25 per boe

(1)	Relative to projected full year 2018 production (using midpoint of guidance), adjusted for shut in volumes, of 27,250 boe per day

Production growth rates would increase by approximately two percent if the Company elects to increase its Total Capital spend to $160 million and add approximately 1,000 boe per day of Cardium production in Q4 2019.

Investor Day Presentation Webcast Details

Obsidian Energy Management will be giving a presentation via webcast later this morning beginning at 9:00 am Mountain Time (11:00 am Eastern Time). This presentation will offer the investment community a comprehensive discussion about our third quarter results disclosed last week, plans for 2019, the potential of our Cardium asset base and long-term strategy. The event will be held in Calgary for analysts and sales representatives and simultaneously webcast for the broader investment community. A copy of the presentation will be available on the website after the presentation. To access the webcast please use the following URL:

https://event.on24.com/wcc/r/1850864/107BFCA7194ADB4B52B1FE66B4967F4E

Investors are invited to ask questions through the online webcast portal throughout the presentation. A recording will be available for replay following the conclusion of the presentation on our website www.obsidianenergy.com, or directly at above URL.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that the Company will host its Investor Day and webcast later this morning to discuss third quarter results, plans for 2019, the potential for our Cardium asset base and long-term strategy and the presentation will be available on the website after the presentation; that we plan to live within our means and drive towards meaningful exit rate growth if prices allow; that we will closely monitor the cash generation of our base production and forward development inventory; that should pricing improve towards the second half of the year, the second half program can be increased by $40 million of capital spend thru adding two additional rigs to the Cardium program, which would bring our 2019 total capital spend to $160 million; our expectation for absolute production growth on a year over year basis based under both budget scenarios; that the backbone of our development plans will continue to be within the Cardium, targeting at least ten percent production growth in that area; that we will continue to closely monitor the business and have operational flexibility to match the macro environment; that our 2019 plans are a disciplined approach to cash flow generation, balancing profitable growth initiatives with balance sheet preservation; that we are rapidly building the largest drill ready primary Cardium locations in the Company’s history which allows us to shift and increase capital as Canadian commodity price scenarios improve; what our planned capital investment includes under both budget scenarios; our projected capital efficiency of our 2019 development capital; our 2019 annual guidance for production, growth rate, operating and G&A cost ranges; and the impact to production growth rates if the total capital spend is increased to $160 million and adds approximately 1,000 boe per day of Cardium production in Q4 2019.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207—9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com